MIRAE ASSET Securities

MIRAE ASSET SECURITIES (USA) INC.

Consolidated Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

The consolidated statement of financial condition
should be deemed confidential pursuant
to subparagraph (e)(3) of Rule 17a-5 promulgated
under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45034

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mirae Asset Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

810 Seventh Ave., 37th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel M. Hanuka, CPA	(646)968-2060	Daniel.Hanuka@Miraeasset.us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LP
(Name – if individual, state last, first, and middle name)

200 Park Ave.	New York	New York	10166
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jae Ryu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mirae Asset Securities (USA) Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALEKSANDRA DROZEN
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 50106199
MY COMMISSION EXPIRES 6/5/2024

Notary Public

Signature:

Title:
Chief Executive Officer and President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

Board of Directors
Mirae Asset Securities (USA) Inc.
New York, New York

Opinion on Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Mirae Asset Securities (USA) Inc. and its subsidiary (together the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Company's auditor since 2019.

New York, New York

February 29, 2024

Mirae Asset Securities (USA) Inc.
Consolidated Statement of Financial Condition
December 31, 2023
(in $000s, except share and per share amounts)

Assets		
Cash (amount related to VIE of $334)	$	73,576
Cash segregated in compliance with federal and other regulations		122,389
Securities owned, at fair value (including accrued interest and securities pledged of $1,240,027)		1,246,207
Securities borrowed (including accrued interest)		5,692,554
Securities purchased under agreement to resell, net (including accrued interest)		18,357,621
Securities received as collateral, at fair value		1,189,767
Receivables from affiliates		113
Receivables from brokers or dealers and clearing organizations		114,434
Receivables from customers		766,987
Receivables from counterparties		134,060
Receivables from correspondents		41,111
Prepaid expenses (amount related to VIE of $86)		559
Investments, at fair value (amount related to VIE of $18,559)		161,582
Loans held for investment, net		33,355
Operating right of use asset		3,429
Furniture, equipment and leasehold improvements, net		1,194
Other assets, net of allowance		3,745
Deferred tax asset, net		1,955
Total assets	$	27,944,638
Liabilities		
Securities sold, not yet purchased, at fair value	$	1,083,758
Securities loaned (including accrued interest)		4,164,217
Securities sold under agreement to repurchase, net (including accrued interest)		20,085,999
Obligation to return securities received as collateral, at fair value		1,189,767
Payables to brokers or dealers and clearing organizations		288,826
Payables to customers		267,595
Payables to counterparties		269,808
Payables to correspondents		25,900
Taxes payable		6,832
Operating lease liability		3,912
Accrued and other liabilities (amount related to VIE of $18)		16,897
Total liabilities		27,403,511
Equity		
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding 93,000 shares		1
Additional paid-in capital		487,499
Accumulated earnings		53,440
Total Mirae Asset Securities (USA), Inc stockholder's equity		540,940
Noncontrolling interests		187
Total equity		541,127
Total liabilities and equity	$	27,944,638

See accompanying notes to the consolidated statement of financial condition.

(1) Description of Business

Mirae Asset Securities (USA) Inc. (the "Company", F/K/A "Daewoo Securities (America) Inc.") was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company is a wholly owned subsidiary of Mirae Asset Securities Holdings (USA) Inc. (the "Holdings") a US corporation whose Parent company is Mirae Asset Daewoo Co., Ltd. (the "Parent"). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"), New York Stock Exchange ("NYSE"), Securities Investor Protection Corporation ("SIPC"), Depository Trust Clearing Corporation ("DTCC"), National Securities Clearing Corporation ("NSCC"), Fixed Income Clearing Corporation ("FICC"), Mortgage Backed Securities Clearing Corporation ("MBSCC"), National Futures Association ("NFA"), Commodity Futures Trading Commission ("CFTC") and Options Clearing Corporation ("OCC").

In January 2017, the Company was approved by FINRA to expand the scope of business to securities lending and borrowing (including Securities purchased under agreement to resell, and Securities sold under agreement to repurchase transactions), prime brokerage, and correspondent clearing services. The Company is also approved for agency execution and research services. The Company also trades for its own account in U.S. government securities, exchange listed equities, exchange listed options, and futures. In addition to clearing trades on receive versus payment/deliver versus payment ("RVP/DVP") basis, the Company acts as a custodian and carries customer assets. Our firm is also an authorized participant which gives us the right to create and redeem shares for exchange traded funds ("ETFs")

In addition, the Company provides brokerage services in Korean securities through the Parent pursuant to the cooperation agreement and pursuant to a SEA Rule 15a-6(a)(3) arrangement. The Company acts as an intermediary between its Parent and its U.S. institutional investors.

The Company's consolidated subsidiary, Mirae Asset Partner Opportunities Fund I, LP, a Delaware Limited Partnership, was formed on December 4, 2020 and commenced operations on January 22, 2021. The purpose of the partnership is to purchase, hold, dispose of, or otherwise deal with securities for its own account, and to engage or participate in any other lawful investment or related activities in which the limited partnerships formed in the State of Delaware may engage or participate.

(2) Summary of Significant Accounting Policies

(a) Basis of presentation

The accompanying consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which includes industry practices. The consolidated statement of financial condition includes the accounts of Mirae Asset Partners Opportunities Fund I, LP in which the Company has a controlling financial interest. All intercompany transactions and balances are eliminated in consolidation.

(2) Summary of Significant Accounting Policies (continued)

The accounting guidance requires we consolidate entities which meet the definition of a variable interest entity ("VIE") for which we are the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. We consider special allocations of cash flows and preferences, if any, to determine amounts allocable to noncontrolling interests.

In situations in which we have significant influence, but not control, of an entity that does not qualify as a VIE, we apply either equity method of accounting or fair value accounting pursuant to the fair value option under Generally Accepted Accounting Principles ("GAAP").

(b) Noncontrolling Interests

A noncontrolling interest represents the equity interest in a subsidiary that is not attributable, either directly or indirectly to the Company and is reported as equity of the Company separately from the Company's controlling interest. Revenue, expense, gains, losses, and net income (loss) are reported in the consolidated financial statement at consolidated amounts, which include the amounts attributable to both controlling and noncontrolling interests.

(c) Use of estimates

Management makes estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying footnotes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable. However, actual results could differ from those estimates and differences may be material.

(d) Cash

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. The Company has cash deposits with financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. At December 31, 2023, there were no investments classified as cash equivalents.

(e) Cash segregated in compliance with federal and other regulations

The following table provides a reconciliation of cash and restricted cash reported within the consolidated statement of financial condition.

Restricted cash includes cash and securities segregated under federal and other regulations on the consolidated statement of financial condition represents cash segregated or set aside to satisfy requirements under both Securities Exchange Act and Rule 15c3-3 of the SEC. This cash is held within special reserve bank accounts for the benefit of customers and broker-dealers.

(2) Summary of Significant Accounting Policies (continued)

Cash	$73,576
Cash segregated in compliance with federal and other regulations	$122,389
Total cash and restricted cash at end of the year	$195,965

(f) Receivables from/Payables to brokers or dealers and clearing organizations

Receivables from/Payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades is reflected in either the receivable or payable line item on the consolidated statement of financial condition. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. The Company's exposure is limited to the unsettled amounts owed to the Company. The Company continually reviews the credit quality of its counterparties.

(g) Receivable from customers/Payable to customers

Receivable from customers and Payable to customers include balances arising from customer cash and margin transactions. Securities owned by customers are held as collateral for receivables. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process to understand investing objectives and monitors daily customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

(h) Receivable from counterparties/Payable to counterparties

Receivable from counterparties and Payable to counterparties primarily include balances arising from fails to deliver or fails to receive in connection with financing and securities transactions.

(i) Securities borrowed, Securities loaned, Securities Received as Collateral, and Obligation to Return Securities Received as Collateral

Securities borrowed and Securities loaned result from transactions with other financial institutions ("counterparties") and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received, respectively. At December 31, 2023, the Company had accepted collateral that is permitted by contract to sell or repledge, mostly including exchange listed equities, U.S. treasury securities, and U.S. corporate bonds. Such collateral consists primarily of securities received from broker-dealers and other financial institutions in connection with securities borrowed and securities loaned transactions. Securities Received as Collateral and Obligation to Return Securities Received as Collateral are recorded at the fair value of the underlying securities collateral which at December 31, 2023 were exchange listed equity

(2) Summary of Significant Accounting Policies (continued)

securities. The market value of the underlying collateral is valued daily, and additional collateral is obtained or refunded as appropriate.

Lending agreements are collateralized by securities with market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for lending agreements. The Company has established policies and procedures for mitigating credit risk on lending agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with lending agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

In accordance with Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral.

(i) Securities purchased under agreements to resell and Securities sold under agreements to repurchase

Securities purchased under agreements to resell ("resale agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured financing. Resale agreements and repurchase agreements generally are collateralized by U.S. government and agency obligations or U.S. corporate bonds which are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is generally valued or monitored daily, and additional collateral is obtained or refunded as appropriate. Resale agreements are collateralized by securities with a market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for resale agreements. The Company has established policies and procedures for mitigating credit risk on resale agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with resale agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

(2) Summary of Significant Accounting Policies (continued)

Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets resale agreements and repurchase agreements when the criteria under ASC 210-20-45-10 are met.

(j) Securities owned and Securities sold, not yet purchased

Securities owned and Securities sold, not yet purchased consist of obligations of U.S. treasury securities, corporate debt securities, exchanged listed equities and exchange listed equity options stated at fair value. Purchases and sales of proprietary securities typically settle on a regular way basis and are recorded on a trade-date basis.

(k) Other Assets

Other assets primarily consist of security deposits and our ownership interest in DTCC. DTCC is the holding company for NSCC and FICC, all of which a registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. In the ordinary course of business, the Company will consider various risk and economic factors and has recorded an allowance based on the principle of conservatism.

(l) Income taxes

Income taxes are accounted for under ASC 740, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

ASC 740 clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold that a tax position is required to meet before being recognized in the consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. The Company records interest and penalties related to uncertain tax positions in other expense, a component of total expenses.

The Company is a disregarded entity for tax purposes. The Holding Company is taxed as a corporation for U.S. federal, state, and local income tax purposes. New York State, New York City, and California is principally where the Holding Company is subject to state and local income taxes. The Company’s taxable income and loss are reported on the consolidated tax return of the Parent and its subsidiaries. The Company uses a method that allocates current and deferred taxes as if it were a separate taxpayer. The Holding Company is a parent company, taxed as a corporation under the applicable sections of the Internal Revenue Code of the U.S.

(2) Summary of Significant Accounting Policies (continued)

(m) Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line method over the lesser of the life of improvements or the remaining term of the related lease.

(n) Deferred rent

Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is $482 at December 31, 2023 and included as a contra to Operating right of use asset in the accompanying consolidated statement of financial condition.

(o) Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the applicable period-end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are calculated at the rates of exchange prevailing on the date of the transactions. Foreign currency remeasurement gains and losses are reflected on a net basis in Other income on the consolidated statements of operations.

(p) Fair value measurements and disclosures

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(2) Summary of Significant Accounting Policies (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used.

When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Exchange-Listed Equity and Exchange-Listed Equity Option Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Investments, at Fair Value. Investment transactions are accounted for on a trade date basis. FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value of an investment is the amount that would be received in a sale of the investment in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company values its investments in private investment partnerships that are private

(2) Summary of Significant Accounting Policies (continued)

investment companies using the net asset values provided by the investment companies as a practical expedient. The Company applies the practical expedient to investments in investment partnerships that are private investment companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset value ("NAV") of the investment. In accordance with ASC 820, the Company discloses and recognizes the fair value of its assets and liabilities using the hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements).

Loans Held for Investments. Loans held for investments are accounted for in accordance with ASC 310, Receivables. Loan receivables that the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff are classified as held for investment and are reported at amortized cost, which includes unpaid principal balances, any related premiums including fees paid to the originating banks and discounts due to loss on loan purchase commitment for loans with a fair value below the purchase price, where applicable, adjusted for any charge-offs. The amortized cost is adjusted for the allowance for credit losses within loans held for investment, net.

The Company establishes and maintains a general allowance for loan losses inherent in the loan portfolio over the life of the loan and, where appropriate, a specific allowance for loan losses for loans that the Company has determined to be impaired at the reporting date. An individual loan is considered impaired when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan.

Interest income on loans receivable is recognized based on the stated interest rate of the loan on the unpaid principal balance plus the amortization of any costs, origination fees, premiums and discounts and is included in interest income on the consolidated statements of income. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans.

(q) Commissions

Commission income is generated from the prime brokerage, agency execution, and SEA Rule 15a-6(a)(3) arrangement businesses. Revenue from contracts with customers includes commission income, the recognition and measurement of revenue is based on the assessment of individual contract terms. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the

(2) Summary of Significant Accounting Policies (continued)

trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

(r) Interest, net of expense

Interest income/expense is generated from the Securities borrowing/lending, and Securities purchased/sold under agreements to resell/repurchase. The Company accrues interest income and interest expense on a net basis as earned/incurred. Interest receivable/payable are reflected gross on the consolidated statement of financial condition.

(s) Principal transactions, net

As per ASC 940, Financial Services-Broker Dealers, the profit or loss for the buying and selling securities for the Company's own trading account is measured by the difference between acquisition cost and the fair value, which is recorded on a trade date basis. Trading gains and losses, which comprise both realized and unrealized gains and losses, are presented as one balance, net under Principal transactions on the consolidated statements of operations.

(t) Leases

For leases with an original term longer than one year, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs for generally all leases. A corresponding right-of-use ("ROU") asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives. The discount rate used in determining the present value of leases represent our blended financing rate. Lease expense is recognized on a straight-line basis over the lease term and included in Occupancy and Equipment in our consolidated statements of operations.

The Company has elected, for all underlying classes of assets, to not recognized ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the company is reasonably certain to exercise. The company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company's office lease related asset and liability under an operating agreement results from its New York main office which expires in February of 2027. The Company's leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. The Company does not act as a lessor or have any leases classified as financing leases. The Company provided a security deposit of $1,195 to the landlord on its current New York occupied space at 810 7th Ave. The following summarizes quantitative information about the Company's operating lease:

(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

	Twelve Month's Ended December 31, 2023	
Operating lease cost	$	1,129
Operating cash flows from operating lease	$	1,282
Remaining lease term - operating lease		3 years
Discount rate		2.40%

Maturity of the Company's operating lease, excluding short-term leases, is as follows:

	Amount
2024	1,282
2025	1,282
2026	1,282
2027	214
Total undiscounted lease payments	4,060
Imputed interest	(148)
Total lease liability	$ 3,912

(u) Credit losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as Credit Loss expense. As of December 31, 2023, the Company recorded $143 as an allowance for credit losses.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient for resale agreements, securities borrowed, and securities received as collateral and other financial assets, when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient,

(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

(3) Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-l of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, or $1,500 as defined, inclusive of additional net capital required per 15c3-1(a)(9).

At December 31, 2023, the Company had a minimum net capital requirement of $18,396 whereas it had net capital of $264,329 which exceeded the minimum net capital requirement by $245,933. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association and is required to maintain "adjusted net capital", as these terms are defined in Rule 15c3-1.

(in $000s, except share and per share amounts)

(3) Regulatory Requirements (continued)

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2023, the Company maintained $110,175 in cash segregated for the exclusive benefit of customers and $12,214 in cash segregated for the exclusive benefit of proprietary accounts of broker dealers as stated on the consolidated statement of financial condition.

(4) Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's consolidated financial instruments carried at fair value as of December 31, 2023, excluding accrued interest:

	Level 1	Level 2	Level 3	Practical Expedient	Total
Assets					
Securities owned, at fair value:					
Corporate Equity Securities	$ 1,135,220	$ -	$ -	$ -	$ 1,135,220
Derivatives	-	6,119	-	-	6,119
U.S. govermnet and federal agency securities	104,807	-	-	-	104,807
Investments, at Fair Value	-	-	5,000	156,582	161,582
Securities received as collateral	1,189,767	-	-	-	1,189,767
Total financial instruments, at fair value	$ 2,429,794	$ 6,119	$ 5,000	$ 156,582	$ 2,597,495

	Level 1	Level 2	Level 3	Practical Expedient	Total
Liabilities					
Securities sold, not yet purchased, at fair value:					
Corporate Equity Securities	$ 925,943	$ -	$ -	$ -	$ 925,943
Derivatives	-	135,831	-	-	135,831
U.S. govermnet and federal agency securities	21,984	-	-	-	21,984
Obligation to return securities received as collateral	1,189,767	-	-	-	1,189,767
Total financial instruments, at fair value	$ 2,137,694	$ 135,831	$ -	$ -	$ 2,273,525

(in $000s, except share and per share amounts)

(4) Fair Value Measurements (continued)

There were no transfers within the fair value hierarchy for the year ended December 31, 2023. For the year ended December 31, 2023, net gains and losses related to the Company's proprietary trading securities, U.S. treasury securities, and corporate bonds, are included in Principal transactions, net on the consolidated statements of operations.

Investments, at Fair Value
Investments at fair value include investments in private equity funds which are valued using the NAV practical expedient election, provided by the fund managers and are excluded from the fair value hierarchy. Investments at fair value also include direct equity investments in private companies, which are measured at fair value using valuation techniques involving transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

The following table presents information about our investments in entities that have the characteristics of an investment company:

Investments, at fair value	Investment Strategy	Fair Value Determined Using NAV (3)	Unfunded Commitments	Remaining Life (4)	Redemption Terms
Private Equity Funds: (1)					
Mirae Asset Disruptive Technologies Fund I, LP	Venture Capital	$ 55,639	$ 2,953	6 years	(5)
Mirae Asset Project Planet Fund III, LP	Venture Capital	36,287	-	3 years	(5)
Mirae Asset Project X Fund I, LP	Venture Capital	17,567	1,851	9 years	(5)
Mirae Asset Project Planet Fund I, LP	Venture Capital	11,385	-	3 years	(5)
Mirae Asset Project Mars Fund I, LP	Venture Capital	6,736	201	6 years	(5)
Mirae Asset Project Mars Fund III, LP	Venture Capital	12,383	447	6 years	(5)
*GFT Ventures I, LP	Venture Capital	3,640	6,000	7 years	(5)
Mirae Asset Future Fund I, LP	Venture Capital	4,914	-	8 years	(5)
Mirae Asset Iron Fund I, LP	Venture Capital	5,005	-	8 years	(5)
Real Estate Fund: (2)					
Mirae Asset Multifamily Properties I, LP and Subsidiary	Real Estate	3,026	-	Indefinite	(5)
		$ 156,582	$ 11,452		

(1)The objective of the funds are to invest long term in early stage and growth stage private companies.
(2) The objective of the fund is to invest in acquisition, development and management of property.
(3) Where fair value is calculated based on NAV, fair value has been derived from each of the funds' capital statement.
(4) The investment fund shall continue until the earlier termination of the investment company in accordance with provisions of the limited partnership agreement or the determination by the General Partner.
(5) Redemption is not permitted during the life of the investment fund.
* The Company has unfunded commitments of $9,607 to the consolidated entity MAPOF, which is used to fulfill unfunded capital commitments of GFT Ventures I, LP and any future investments of MAPOF.

(in $000s, except share and per share amounts)

(4) Fair Value Measurements (continued)

Level 3 Rollforward

The following table is a summary of changes in the fair value of our financial assets that have been categorized within Level 3 of the fair value hierarchy for the year ended December 31, 2023:

	Balance at December 31, 2022	Total gains (losses) (realized and unrealized) (1)	Purchases	Sales	Settlements	Net transfers into (out of) Level 3	Balance at December 31, 2023	Change in unrealized gain/ (losses) related to financial instruments held at December 31, 2023
Assets:								
Investments, at fair value	$ 5,000	$ -	$ -	$ -	$ -	$ -	$ 5,000	$ -
Total Assets	$ 5,000	$ -	$ -	$ -	$ -	$ -	$ 5,000	$ -

(1) Realized and unrealized gains (losses) are primarily reported in principal transactions revenues in the Consolidated Statements of Operations.

Quantitative Information about Significant Unobservable Inputs in Level 3 Fair Value Measurements

The table below presents information on the Company's valuation techniques used to measure fair value and significant unobservable inputs. The determination to classify an instrument within level 3 is based on the significance of the unobservable inputs to the overall fair value measurement, level 3 financial instruments typically include observable components (that is, components that are actively quoted and can be validated to external sources) in addition to the unobservable components. Due to the Company's valuation technique the input range and weighted average amounts are not applicable.

Investments, at fair value	Fair Value at December 31, 2023	Valuation Technique	Significant Unobservable Input(s)
Private equity securities	$ 5,000	Cost Method	Transaction Cost

Financial Instruments Not Measured at Fair Value:

Certain financial instruments are not carried at fair value but are recorded at the contractual amounts, which approximate fair value. These financial instruments are generally short-term nature and bears interest rates that approximate market rates, generally negligible credit risk. These financial assets include Cash, Cash segregated in compliance with federal regulations, Receivables from affiliates, Receivables from brokers, dealers, and clearing organizations, Receivables from customers, Receivables from counterparties, Securities borrowed, Securities purchased under agreement to resell, Other assets, Accrued and other liabilities, Payables to customers, Payables to counterparties, Securities loaned, Securities sold under agreement to repurchase, and Payables to brokers, dealers and clearing organizations.

(in $000s, except share and per share amounts)

(5) Loans Held for Investment

Loans held for investment are composed of two interest only commercial real estate mezzanine loans evidenced by promissory notes ("Note A" and "Note B") as below. The Company elected to carry the loans at amortized cost, which approximates fair value.

	Gross Loans	Allowance for Credit Losses	Interest Receivable	Loans, Net
Note A (Project Kona)	$ 20,200	$ -	$ 173	$ 20,373
Note B (Project Amarano)	13,000	(143)	124	12,981
Total	$ 33,200	$ (143)	$ 297	$ 33,354

Note A (Project Kona) bears interest at a rate of 4.30% plus one-month Secured Overnight Financing Rate ("SOFR"), which is payable monthly. The entire note was due in July 2020, however, the borrower has an option to extend the initial maturity date of Note A for five successive terms of one year each, and the extended maturity date shall not be later than July 9, 2025. In July 2023 the borrower elected to extend the maturity of the loan by one year. At December 31, 2023, the Company did not record an allowance for credit loss due to the fair value of the loan exceeding the outstanding loan amount.

Note B (Project Amarano) pays interest on a monthly basis at the greater rate of 5.65% plus one-month SOFR or 7.40%. The entire note was due in July 2022, however, the borrower has an option to extend the initial maturity date of Note B for two successive terms of one year each, and the extended maturity date shall not be later than July 16, 2024. In July 2023 the borrower elected to extend the maturity of the loan by one year. At December 31, 2023, the Company recorded an allowance for credit losses of $143. The allowance has been reflected in the consolidated statement of financial condition as a net amount in Loans held for investment.

(6) Collateralized Agreements

At December 31, 2023, the resale agreements and repurchase agreements are collateralized by U.S. treasury, U.S. agency, and U.S. corporate securities. The majority of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At December 31, 2023, included in Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net on the consolidated statement of financial condition are accrued interest of $107,914 and $55,113, respectively.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(in $000s, except share and per share amounts)

(6) Collateralized Agreements (continued)

Reflected in Securities borrowed, and Securities loaned on the consolidated statement of financial condition are interest receivable and interest payable of $20,431 and $22,483, respectively.

As of December 31, 2023, there were $1,189,767 of securities lending transactions in which the Company acted as a lender, which are reflected on the consolidated statement of financial condition as Securities received as collateral, at fair value and Obligation to return securities received as collateral, at fair value.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2023, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of approximately $5,563,086 on such terms. At December 31, 2023, approximately $4,055,991 have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities.

U.S. government securities of $133,953 were pledged to the FICC to meet clearing deposit requirements. Securities of $189,415 were pledged to the OCC to partially meet firm clearing deposit requirements, which was met with equities and government securities.

As of December 31, 2023, the Company had commitments to enter into Securities purchase under agreement to resell and Securities sale under agreement to repurchase of approximately $6,904,054 and $6,856,752 respectively.

The following table presents gross obligations for repurchase agreements and securities loaned transaction accounted for as secured borrowings, by remaining contractual maturity and class of collateral pledged at December 31, 2023. Amounts are shown on a gross basis, prior to netting as shown on the Company's consolidated statement of financial condition.

Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings

	Remaining Contractual Maturity				
Repurchase agreement transactions	**Overnight and Continuous**	**Up to 30 days**	**31-90 days**	**Greater than 90 days**	**Total**
U.S. Treasury and agency securities	$ 1,573,559	$ 36,547,893	$ 1,117,432	$ -	$ 39,238,884
Securities lending transactions					
Equities and Bonds	4,141,735	-	-	-	4,141,735
Bulk Collateral	1,189,767	-	-	-	1,189,767
Total borrowings	$ 6,905,061	$ 36,547,893	$ 1,117,433	$ -	$ 44,570,386
Gross amount of recognized liabilities for repurchase agreements and securities lending in footnote 7					$ 44,570,386
Amounts related to agreements not included in offsetting disclosure in footnote 7					-

(in $000s, except share and per share amounts)

(6) Collateralized Agreements (continued)

The Company has six operating credit facilities in place ranging from $5,000 to $275,000 across four banks for a total line of credit for $605,000. The facilities vary in nature including committed and uncommitted, as well as intraday, overnight or through the end of the facility term for loan drawdowns. In addition, the firm has $2,000,000 in contingency funding from one financial institutions that are earmarked for Capped Contingency Liquidity Facility ("CCLF"). The CCLF aims to support the resale/repurchase marketplace in the event that a systemically important firm goes into default.

As of December 31, 2023, there were no outstanding balances on these credit facilities. The committed credit facilities contain financial and other covenants. The Company was in compliance with all applicable covenants at December 31, 2023. Unused fees on the committed lines range from 0.25% to 0.50% per annum, with origination fees ranging from 0% to 0.10%. Drawdown interest rates across committed and uncommitted lines for varying loan drawdown durations range from 0.12% to prime rate plus 3.00%.

(7) Offsetting of Financial Assets and Liabilities

Below is a summary table of financial assets and liabilities, by product, including the amounts reflected in the consolidated statement of financial condition, subject to netting arrangements. All securities borrowed and loaned transactions, as well as resale agreements and repurchase agreements, are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

(in $000s, except share and per share amounts)

(7) Offsetting of Financial Assets and Liabilities (continued)

Offsetting of Financial Assets

As of December 31, 2023	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
Types of Financial Assets	**Gross Amounts of Recognized Assets**	**Gross Amounts Offset in the Statement of Financial Condition**	**Net Amounts of Assets Presented in the Statement of Financial Condition**	**Gross Amounts Not Offset in the Statement of Financial Condition (1)**		**Net Amount**
				Financial Liabilities (2)	**Financial Collateral Received (including Cash) (3)**	
Securities Purchased under Agreement to Resell, net (4)	$ 37,457,706	$ 19,207,998	$ 18,249,708	$ 105,812	$ 18,143,896	$ -
Securities Borrowed (5)	6,861,890	-	6,861,890	344,061	6,517,829	-
Total	$ 44,319,596	$ 19,207,998	$ 25,111,598	$ 449,873	$ 24,661,725	$ -

Offsetting of Financial Liabilities

As of December 31, 2023	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
Types of Financial Liabilities	**Gross Amounts of Recognized Liabilities**	**Gross Amounts Offset in the Statement of Financial Condition**	**Net Amounts of Liabilities Presented in the Statement of Financial Condition**	**Gross Amounts Not Offset in the Statement of Financial Condition (1)**		**Net Amount**
				Financial Assets (2)	**Financial Collateral Pledged (including Cash) (3)**	
Securities sold under agreement to Repurchase, net (4)	$ 39,238,884	$ 19,207,998	$ 20,030,886	$ 105,812	$ 19,925,074	$ -
Securities Loaned (5)	5,331,502	-	5,331,502	344,061	4,987,441	-
Total	$ 44,570,386	$ 19,207,998	$ 25,362,388	$ 449,873	$ 24,912,515	$ -

(1) For some counterparties, the sum of the financial assets/liabilities and collateral not netted on the statement of financial condition may exceed the net asset or net liability balance. Where this is the case, the total amounts reported in these two columns are limited to the net balance in column (iii).

(2) Reflects the netting adjustment impact (liability positions offsetting asset positions or vice versa) for those positions where an enforceable master netting arrangement or similar agreement exists, at the carrying value.

(3) Reflects the market value of securities collateral and cash collateral for those positions where an enforceable master netting agreement or similar agreement exists.

(4) Securities purchased under agreement to resell, net and Securities sold under agreement to repurchase, net, exclude accrued interest in the table above.

(5) Securities borrowed and Securities loaned exclude interest receivable and interest payable, respectively, in the table above.

(in $000s, except share and per share amounts)

(8) Receivables from/Payables to Brokers or Dealers and Clearing Organizations

At December 31, 2023, amounts Receivable from and Payable to brokers, dealers, and clearing organizations consisted of the following:

Securities failed to deliver	$	67,027
Deposits and margin with clearing organizations		35,393
Receivables from brokers and dealers		12,014
Total Receivables from broker or dealers and clearing organizations	$	114,434
Securities failed to receive	$	282,263
Payable to clearing organizations		4,739
Payable to brokers and dealers		1,824
Total Payable to brokers or dealers and clearing organizations	$	288,826

Securities failed to deliver, and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. All unsettled securities transactions existing at December 31, 2023 were settled without a material effect on the Company's consolidated statement of financial condition. Cash deposits and cash margin with clearing organizations includes approximately $4,739 with the FICC, $21,553 with the NSCC, $720 with the DTC, $5,344 with the OCC, $6,779 with BNP Paribas, $967 with RJ O'Brien.

(9) Receivable from/ Payable to Customers, Receivable from/Payable to Counterparties, and Correspondents

Amounts receivable from and payable to customers include the contractual value of customer securities that have not been delivered or received on or after settlement date. In addition, accounts receivable from and payable to customers include amounts due on cash and cash margin transactions. Securities owned by customers are held as collateral for receivables. Receivable from customers include accrued commissions for prime brokerage transactions not yet billed.

	Customers		Correspondents		Counterparties	
	Receivable	Payable	Receivable	Payable	Receivable	Payable
Settled cash	$ 764,728	$ 267,595	$ 41,111	$ 19,443	$ -	$ -
Securities failed-to-deliver / receive	-	-	-	-	134,060	269,808
Commission	809	-	-	6,457	-	-
Interest	1,450	-	-	-	-	-
Total	$ 766,987	$ 267,595	$ 41,111	$ 25,900	$ 134,060	$ 269,808

(in $000s, except share and per share amounts)

(10) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2023 are summarized as follows:

Leasehold improvements	$	839
Furniture and fixtures		302
Computers and equipment		2,616
		3,757
Less: Accumulated Depreciation		(2,563)
Total furniture, equipment, and leasehold improvements, net	$	1,194

(11) Income Taxes

Holdings was incorporated in March 2018 and the Company became a subsidiary of Holdings in March 2018. Beginning with the tax year 2019, the Company elected to file a consolidated tax return with Holdings. For State purposes, starting tax year 2018, the Company, has filed combined State returns with Holdings. The Company recorded a net provision (benefit) for income taxes of $5,900 for the year ended December 31, 2023. As of December 31, 2023, the Company recorded a net deferred tax asset of $1,950, an increase of $195 from the year ended December 31, 2022, before valuation allowance, which consists primarily of net operating loss carryforwards, and accrued bonus. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the historic profitability of the company over the prior three years and projections for the future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2023, the Company has net operating loss carryforwards available for federal income tax purposes of approximately $2,700 which expire in various years through December 31, 2037, which are subject to limitation as a result of a change in ownership pursuant to Section 382 of the Internal Revenue Code. The Company has provided for the applicable limitations in determining the current and future utilizable amount of the net operating losses ("NOLs").

FASB ASC 740, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the consolidated statement of financial condition.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no income tax audits in progress for any period. The Company is open for examination for 2019 through present. New York State and New York City are principally where the Company is subject to state and local income taxes.

(in $000s, except share and per share amounts)

(11) Income Taxes (continued)

The principal components of deferred taxes are as follows:

Deferred tax assets:		
Net operating loss carryover	$	569
Bad Debt Expense		989
Accrued Bonus		635
Lease		119
		2,312
Deferred tax liabilities:		
Operating lease right-of-use asset		(325)
Partnership income		(32)
		(357)
Net deferred tax asset	$	1,955

(12) Variable Interest Entities

Variable Interest Entities ("VIE", "VIE's") are entities in which equity investors lack the characteristics of a controlling financial interest. VIE's are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with a VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based on the facts and circumstances for each VIE and requires judgement. Our considerations in determining the VIE's most significant activities and whether we have power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE (if any), management, service and/or other agreements of the VIE, involvement in the VIE's, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees.

We asses our variable interests in a VIE individually to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires judgement. In determining the significance of our variable interest, we consider the terms and characteristics and size of the variable interests.

(12) Variable Interest Entities (continued)

Consolidated VIEs

The following table presents information about the carrying value and balance sheet classifications of assets and liabilities in the consolidated VIE (in thousands).

	Mirae Asset Partners Opportunity Fund I, LLC
Cash	$ 334
Investments, at fair value	18,559
Prepaid expenses	86
Total assets	$ 18,979
Accrued and other liabilities	$ 18
Total liabilities	$ 18

Mirae Asset Partner Opportunity Fund I, LP ("MAPOF") is an investment fund that has investments in private investment partnerships and an investment in a private company with a focus on, but not limited to augmented reality/virtual reality, artificial intelligence, data analytics, cloud computing, digital health, Internet of Things, robotics, clean tech, shared economy, cyber security, online platforms, autonomous driving electric vehicles, financial technology, blockchain, social networking, on-demand and e-commerce. The Company is the only limited partner and owns 99% of the fund. In addition, MAPOF is considered a related party.

Nonconsolidated VIEs

The table below presents a summary of the nonconsolidated VIEs in which the Company holds variable interests.

	Carrying Amounts			
	Assets	Liabilities	Maximum Exposure to Loss (1)	VIE Assets
Private Equity Funds	$ 143,023	$ -	$ 148,475	$ 754,251

(1) Our maximum exposure to loss often differs from the carrying value of the variable interest. The maximum exposure loss is dependent on the nature of the variable interests in the VIEs and is limited to equity commitments.

Private equity funds have assets primarily consisting of investments in privately held companies. Our maximum exposure to loss is limited to the total of our carrying value and unfunded capital commitments. At December 31, 2023 the Company had unfunded capital commitments of $2,953. The carrying value of these investments are included in investments, at fair value on the consolidated statement of financial condition.

(in $000s, except share and per share amounts)

(13) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company based on a mutually agreed commission split ratio, generally paying 40% to the Parent. Related commissions receivable from the Parent amounted to $86 as of December 31, 2023, as reflected in Receivables from affiliates on the accompanying consolidated statement of financial condition. The Company provides foreign research, which is supported by the Parent. The Company shares research service income with the Parent to the extent that the Parent provides support to the Company and such revenue share was based on the level of resources involved between the Company and its Parent. Related party payable to the Horizons ETFs Management (Canada) Inc. amounted to $6 as of December 31, 2023, reflected in Accrued and other liabilities. The nature of the payable comes from securities lending transactions. The Company services Mirae Asset Global Investment (USA) LLC ("MAGI") as a prime brokerage customer. Included in the payables to customers is $12 payable to Mirae Asset Global Investment (USA) LLC.

The Company provides agency execution services to the following affiliated entities and earned commission for the year ended December 31, 2023 as follows:

Affiliates		
Mirae Asset Daewoo	$	23,866
Mirae Asset Global Investments Co Ltd		1,148
Global X Management Company LLC		154
Mirae Asset Naver Asia Growth		5
Mirae Asset Global Growth ETF Investment Ltd		2
	$	25,175

Included in the figures above, the Company executes customers' orders for U.S. securities transactions received from the Parent. Included in the receivables from customers is $8,663 receivable from the Parent resulting from a RVP/DVP fail in the agency execution business.

The Company is invested in limited partnership interests in various funds whose general partner and fund manager are related parties. The general partner has full and exclusive management authority over all investments, investment decisions, asset dispositions, distributions, and other affairs of the partnerships and is paid a management fee for such services. The Company, as a limited partner pays the fund manager a management fee equal to 1% to 2% of committed capital pursuant to each limited partnership's agreement. In addition, the Company may be responsible for paying operating expenses of the limited partnership.

(14) Commitments and Contingencies

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may occasionally indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

In the ordinary course of business, from time to time the Company is subject to litigations and arbitrations. As of December 31, 2023 the Company is not involved in any significant litigations or arbitrations.

(15) Off-Balance Sheet and Credit Risk

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value

(15) Off-Balance Sheet and Credit Risk (continued)

of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. See footnote 6 for further off-balance sheet disclosures.

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

The Company is engaged in various trading and brokerage activities, including securities borrowing and lending in which counterparties primarily include large broker-dealers and other financial institutions. The Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events.

To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the entity's maximum amount of loss due to credit risk. Master netting arrangements have been entered as part of our resale and repurchase agreements, and securities borrow and lending agreements.

The Company monitors the market value of collateral for securities borrowed and loaned as well as resale and repurchase agreements on a daily basis; obtaining or refunding additional collateral as necessary to ensure such transactions are adequately collateralized.

Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral. This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit worthiness of each of its active counterparties.

If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position.

At December 31, 2023, the Company's credit exposure associated with its resale and repurchase agreements activities was spread amongst over approximately 79 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $61 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

(in $000s, except share and per share amounts)

(15) Off-Balance Sheet and Credit Risk (continued)

At December 31, 2023, the Company's credit exposure associated with its securities borrowed/loaned activities was spread amongst 94 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $6,640 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

In addition, at December 31, 2023, approximately 85% of the Company's cash balance is held by Texas Capital Bank, 10% is held by BMO Harris Bank, N.A., 2% is held by the Lakeside Bank, 2% is held by Woori America Bank and 1% is held by various bank institutions.

(16) Subsequent Events

The Company has evaluated subsequent events through February 29, 2024, the date the consolidated statement of financial condition were issued and determined there were no other material matters which required accounting for or disclosure in the statement of financial condition.